By our signature below, we affirm that, as the independent accountants, that we were not afforded adequate time prior to August 16, 2004 to complete our review of the 10-QSB of American Enterprise Development Corporation in that the Registrant was not able to provide us with the document for review until that date.

//s//  Harper & Pearson Company

August 19, 2004